Exhibit 99.5

James Hardie Industries plc

Consolidated Financial Statements

as of and for the Year Ended 31 March 2014

James Hardie Industries plc

Independent Auditors Report

The Board of Directors and Shareholders of

James Hardie Industries plc

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc as of 31 March 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended 31 March 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries plc at 31 March 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2014, in conformity with U.S. generally accepted accounting principles.

Irvine, California

22 May 2014

James Hardie Industries plc

Consolidated Balance Sheets

	(Millions of US dollars)

	31 March 2014	31 March 2013

Assets
Current assets:
Cash and cash equivalents	$167.5	$153.7
Restricted cash and cash equivalents	3.2	2.5
Restricted cash and cash equivalents - Asbestos	60.2	126.4
Restricted short-term investments - Asbestos	0.1	7.1
Accounts and other receivables, net of allowance for doubtful accounts of US$1.0 million and US$2.1 million as of 31 March 2014 and 31 March 2013, respectively	139.2	149.0
Inventories	190.7	172.1
Prepaid expenses and other current assets	21.9	19.2
Insurance receivable - Asbestos	28.0	22.2
Workers’ compensation - Asbestos	4.3	0.9
Deferred income taxes	21.6	24.9
Deferred income taxes - Asbestos	16.5	18.6

Total current assets	653.2	696.6
Restricted cash and cash equivalents	1.8	2.5
Property, plant and equipment, net	711.2	658.9
Insurance receivable - Asbestos	198.1	209.4
Workers’ compensation - Asbestos	47.6	60.7
Deferred income taxes	11.7	20.6
Deferred income taxes - Asbestos	455.2	434.1
Other assets	27.7	30.4

Total assets	$2,106.5	$2,113.2

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$142.0	$103.7
Current portion of long-term debt - Asbestos	47.0	-
Dividends payable	124.6	-
Accrued payroll and employee benefits	56.7	44.0
Accrued product warranties	7.7	6.6
Income taxes payable	5.4	6.0
Asbestos liability	134.5	135.0
Workers’ compensation - Asbestos	4.3	0.9
Other liabilities	15.0	26.7

Total current liabilities	537.2	322.9
Deferred income taxes	93.0	95.4
Accrued product warranties	23.7	20.5
Asbestos liability	1,571.7	1,558.7
Workers’ compensation - Asbestos	47.6	60.7
Other liabilities	32.3	36.8

Total liabilities	2,305.5	2,095.0

Commitments and contingencies (Note 13)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 445,033,502 shares issued at 31 March 2014 and 441,644,484 shares issued at 31 March 2013	230.6	227.3
Additional paid-in capital	139.7	101.1
Accumulated deficit	(602.4)	(357.6)
Accumulated other comprehensive income	33.1	47.4

Total shareholders’ (deficit) equity	(199.0)	18.2

Total liabilities and shareholders’ (deficit) equity	$2,106.5	$2,113.2

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Consolidated Statements of Operations and Comprehensive Income

	Years Ended 31 March
(Millions of US dollars, except per share data)	2014	2013	2012

Net sales	$1,493.8	$1,321.3	$1,237.5
Cost of goods sold	(987.4)	(902.0)	(830.5)

Gross profit	506.4	419.3	407.0

Selling, general and administrative expenses	(224.4)	(218.6)	(191.0)
Research and development expenses	(33.1)	(37.2)	(30.4)
Asset impairments	-	(16.9)	(14.3)
Asbestos adjustments	(195.8)	(117.1)	(15.8)

Operating income	53.1	29.5	155.5
Interest expense	(4.5)	(5.5)	(11.2)
Interest income	3.4	7.9	3.8
Other income	2.6	1.8	3.0

Income before income taxes	54.6	33.7	151.1

Income tax benefit	44.9	11.8	453.2

Net income	$99.5	$45.5	$604.3

Income per share - basic:
Basic	$0.22	$0.10	$1.39
Diluted	$0.22	$0.10	$1.38

Weighted average common shares outstanding
(Millions):
Basic	442.6	439.2	436.2
Diluted	444.6	440.6	437.9

Comprehensive income, net of tax:
Net income	$99.5	$45.5	$604.3
Unrealised gain on investments	-	0.9	0.1
Cash flow hedges	0.9	-	-
Currency translation adjustments	(15.2)	(2.9)	(5.9)

Comprehensive income:	$85.2	$43.5	$598.5

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

Cash Flows From Operating Activities
Net income	$99.5	$45.5	$604.3
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation	61.4	61.2	65.2
Deferred income taxes	(70.7)	(52.8)	11.3
Stock-based compensation	8.5	7.0	7.8
Asbestos adjustments	195.8	117.1	15.8
Asset impairments	-	16.9	14.3
Tax benefit from stock options exercised	(5.6)	(3.5)	-
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	99.9	224.7	(59.1)
Restricted short-term investments	6.3	(0.1)	(0.1)
Payment to AICF	-	(184.1)	(51.5)
Accounts and other receivables	4.9	(10.6)	2.2
Inventories	(22.1)	8.0	(26.7)
Prepaid expenses and other assets	3.5	8.8	19.2
Insurance receivable - Asbestos	25.7	36.8	25.0
Accounts payable and accrued liabilities	48.5	(40.4)	87.4
Asbestos liability	(133.6)	(127.6)	(106.3)
Australian Taxation Office - amended assessment	-	-	(197.4)
Other accrued liabilities	0.8	2.4	(24.2)

Net cash provided by operating activities	$322.8	$109.3	$387.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(115.4)	$(61.1)	$(35.8)
Proceeds from sale of property, plant and equipment	0.7	1.4	0.3
Acquisition of business	(4.1)	-	(14.4)

Net cash used in investing activities	$(118.8)	$(59.7)	$(49.9)

Cash Flows From Financing Activities
Proceeds from long-term borrowings	$-	$330.0	160.0
Repayments of long-term borrowings	-	(330.0)	(219.0)
Proceeds from issuance of shares	29.3	26.3	11.0
Tax benefit from stock options exercised	5.6	3.5	-
Common stock repurchased and retired	(22.1)	-	(19.0)
Dividends paid	(199.1)	(188.5)	(17.4)

Net cash used in financing activities	$(186.3)	$(158.7)	$(84.4)

Effects of exchange rate changes on cash	$(3.9)	$(2.6)	$(6.1)

Net increase (decrease) in cash and cash equivalents	13.8	(111.7)	246.8
Cash and cash equivalents at beginning of period	153.7	265.4	18.6

Cash and cash equivalents at end of period	$167.5	$153.7	$265.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	$70.9	$55.5	$256.1
Short-term deposits	96.6	98.2	9.3

Cash and cash equivalents at end of period	$167.5	$153.7	$265.4

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$-	$0.1	$11.2
Cash paid during the year for income taxes, net	$11.6	$83.3	$29.5

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Consolidated Statements of Changes in Shareholders’ (Deficit) Equity

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balances as of 31 March 2011	$222.5	$52.5	$(784.7)	$-	$55.2	$(454.5)

Net income	-	-	604.3	-	-	604.3
Other comprehensive loss	-	-	-	-	(5.8)	(5.8)
Stock-based compensation	2.0	5.8	-	-	-	7.8
Equity awards exercised	1.3	9.7	-	-	-	11.0
Dividends declared	-	-	(17.4)	-	-	(17.4)
Treasury stock purchased	-	-	-	(19.0)	-	(19.0)
Treasury stock retired	(1.8)	(0.4)	(16.8)	19.0	-	-

Balances as of 31 March 2012	$224.0	$67.6	$(214.6)	$-	$49.4	$126.4

Net income	-	-	45.5	-	-	45.5
Other comprehensive loss	-	-	-	-	(2.0)	(2.0)
Stock-based compensation	0.6	6.4	-	-	-	7.0
Tax benefit from stock options exercised	-	3.5	-	-	-	3.5
Equity awards exercised	2.7	23.6	-	-	-	26.3
Dividends declared	-	-	(188.5)	-	-	(188.5)

Balances as of 31 March 2013	$227.3	$101.1	$(357.6)	$-	$47.4	$18.2

Net income	-	-	99.5	-	-	99.5
Other comprehensive loss	-	-	-	-	(14.3)	(14.3)
Stock-based compensation	1.0	7.5	-	-	-	8.5
Tax benefit from stock options exercised	-	5.6	-	-	-	5.6
Equity awards exercised	3.3	26.0	-	-	-	29.3
Dividends declared	-	-	(323.7)	-	-	(323.7)
Treasury stock purchased	-	-	-	(22.1)	-	(22.1)
Treasury stock retired	(1.0)	(0.5)	(20.6)	22.1	-	-

Balances as of 31 March 2014	$230.6	$139.7	$(602.4)	$-	$33.1	(199.0)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Notes to Consolidated Financial Statements

1.  Background and Basis of Presentation

On 15 October 2012, the Company was transformed from an Irish Societas Europaea (“SE”) to an Irish public limited company (“plc”) and now operates under the name of James Hardie Industries plc.

Nature of Operations

James Hardie Industries plc (formerly James Hardie Industries SE) manufactures and sells fibre cement building products for interior and exterior building construction applications, primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and a special purpose entity, collectively referred to as either the “Company” or “James Hardie” and “JHI plc”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.

2.  Summary of Significant Accounting Policies

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders’ equity (deficit).

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency. All subsidiaries and qualifying special purpose entities are consolidated and all intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

The Company has recorded on its balance sheet certain assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in Australian dollars and subject to translation into US dollars at each reporting date.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the consolidated financial statements are as follows:

	31 March
(US$1 = A$)	2014	2013	2012

Assets and liabilities	1.0845	0.9597	0.9614
Statements of operations	1.0716	0.9694	0.9573
Cash flows - beginning cash	0.9597	0.9614	0.9676
Cash flows - ending cash	1.0845	0.9597	0.9614
Cash flows - current period movements	1.0716	0.9694	0.9573

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analysing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are written down, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	40
Building improvements	5 to 40
Manufacturing machinery	10 to 20
General equipment	5 to 10
Computer equipment, software, and software development	3 to 7
Office furniture and equipment	3 to 10

Depreciation and Amortisation

The Company records depreciation and amortisation under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortisation related to plant building, machinery and equipment is recorded in cost of goods sold.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.

Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognised at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximise the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognised at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

The Company recorded asset impairment charges of nil, US$16.9 million and US$14.3 million during the years ended 31 March 2014, 2013 and 2012, respectively. Readers are referred to Note 7 for additional information.

Environmental Remediation and Compliance Expenditures

Environmental remediation and compliance expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.

Revenue Recognition

The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

A portion of our revenue is made through distributors under a Vendor Managed Inventory (“VMI”) agreement whereby revenue is recognised upon the transfer of title and risk of loss, following the customer’s acknowledgement of the receipt of goods.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$9.5 million, US$8.9 million and US$8.6 million during the years ended 31 March 2014, 2013 and 2012, respectively.

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised. Interest and penalties related to uncertain tax positions are recognised in income tax expense.

Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the carrying value of those financial instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Stock-based Compensation

Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees, adjusted for estimated forfeitures, and recognised as an

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.

Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards vest 25% after the first year, 25% after the second year and 50% after the third year. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are typically recognised ratably over the vesting period. The Company issues new shares to award recipients upon exercise of stock options or when the vesting condition for restricted stock units has been satisfied.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model.

For restricted stock units subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period. For restricted stock units subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the end of the performance period. For restricted stock units subject to a market vesting condition, the fair value is estimated using the Monte Carlo Simulation.

Compensation expense recognised for liability-classified awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units (“RSU’s”), had been issued.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2014	2013	2012

Basic common shares outstanding	442.6	439.2	436.2
Dilutive effect of stock awards	2.0	1.4	1.7

Diluted common shares outstanding	444.6	440.6	437.9

(US dollars)	2014	2013	2012

Net income per share - basic	$0.22	$0.10	$1.39
Net income per share - diluted	$0.22	$0.10	$1.38

Potential common shares of 1.9 million, 4.4 million and 11.1 million for the years ended 31 March 2014, 2013 and 2012, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSU’s which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

Asbestos

At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuarial Pty Limited (“KPMG Actuarial”) as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.

In February 2007, the shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the AFFA in February 2007, shares in the Former James Hardie Companies were transferred to AICF, which manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.

AICF

In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of the Performing Subsidiary that funds the AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the New South Wales Government (“NSW”) appoints two of the AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap. JHI plc guarantees the Performing Subsidiary’s obligation. As a result, the Company considers itself to be the primary beneficiary of AICF.

The Company’s interest in AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in AICF, for financial reporting purposes the Company consolidates AICF due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on its consolidated balance sheet. Among other items, the Company records a deferred tax asset for the anticipated future tax benefit the Company believes is available to it that arise from amounts contributed to AICF by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments and the income tax benefit arising from contributions to AICF is included within income tax benefit (expense) on the consolidated statements of operations and comprehensive income when realised.

For the year ended 31 March 2014, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. Future funding of AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income. AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations and comprehensive income.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

See Asbestos-Related Assets and Liabilities below and Note 11 for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheet under the terms of the AFFA.

Asbestos Adjustments

Adjustments in insurance receivables due to changes in the Company’s assessment of recoverability are reflected as asbestos adjustments on the consolidated statements of operations and comprehensive income during the period in which the adjustments occur.

Asbestos-Related Assets and Liabilities

The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the AFFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are referred to by the Company as Asbestos-related assets and liabilities and include:

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been recognised by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows calculated by KPMG Actuarial. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows. The Company views the central estimate as the basis for recognizing the asbestos liability in the Company’s financial statements.

The Company considered discounting when determining the best estimate under US GAAP. The Company has recognised the asbestos liability by reference to (but is not exclusively based upon) the central estimate as undiscounted on the basis that it is the Company’s view that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Insurance Receivable

There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuarial reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated. The Company records insurance receivables that are deemed probable of being realised.

Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

Workers’ Compensation

Workers’ compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuarial as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

The portion of the estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos liability. Adjustments to this estimate are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur.

The portion of the estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.

Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income.

Asbestos-Related Research and Education Contributions

The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in Other liabilities on the consolidated balance sheets.

Restricted Cash and Cash Equivalents

Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. The Company classifies these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Restricted Short-Term Investments

Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income. Realised gains and losses on short-term investments are recognised in Other  income on the consolidated statements of operations and comprehensive income.

Long-Term Debt

The AICF may draw funds under a long term credit facility to fund the payment of asbestos claims and certain operating and legal costs of AICF, Amaca, Amaba and ABN 60. The Facility is available to be drawn up to 9 December 2020 (being the tenth anniversary of signing) and must be repaid on or by 1 November 2030. Interest accrues daily on amounts outstanding and is calculated based on a 365-day year and is payable monthly. The borrowings under the credit facility are classified as current as AICF intends to repay the debt within one year.

AICF – Other Assets and Liabilities

Other assets and liabilities of AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of AICF.

Deferred Income Taxes

The Performing Subsidiary is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the AFFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.

Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

Foreign Currency Translation

The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos adjustments in the consolidated statements of operations and comprehensive income.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-02, which requires the presentation of significant amounts reclassified out of accumulated other comprehensive income (loss) by the respective line items of net income, either on the face of the statement where net income is presented or in the notes, but only if the amount reclassified is

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. The amendments in ASU No. 2013-02 were effective for fiscal years and interim periods within those years, beginning after 15 December 2012. The adoption of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU No. 2013-11, which provides explicit guidance on the financial statement presentation of an unrecognised tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments in ASU No. 2013-11 are effective for fiscal years and interim periods within those years, beginning after 15 December 2013. The Company has evaluated the impact of this ASU and does not expect its adoption to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3.  Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2014	2013

Cash at bank and on hand	$70.9	$55.5
Short-term deposits	96.6	98.2

Total cash and cash equivalents	$167.5	$153.7

4.  Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 31 March 2014 and 2013, which restricts the cash from use for general corporate purposes.

5.  Accounts and Other Receivables

Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2014	2013

Trade receivables	$135.5	$134.1
Other receivables and advances	4.7	17.0
Allowance for doubtful accounts	(1.0)	(2.1)

Total accounts and other receivables	$139.2	$149.0

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analysing specific customer accounts and assessing the risk of uncollectibility based on insolvency, disputes or other collection issues.

The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2014	2013

Balance at beginning of period	$2.1	$2.3
Charged to expense	0.2	1.0
Write-offs, net of recoveries	(1.3)	(1.2)

Balance at end of period	$1.0	$2.1

6.  Inventories

Inventories consist of the following components:

	31 March
(Millions of US dollars)	2014	2013

Finished goods	$135.5	$115.8
Work-in-process	6.6	7.6
Raw materials and supplies	56.5	55.1
Provision for obsolete finished goods and raw materials	(7.9)	(6.4)

Total inventories	$190.7	$172.1

As of 31 March 2014 and 2013, US$18.3 million and US$19.2 million, respectively, of our finished goods inventory balance was held at third-party locations.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

7.  Property, Plant and Equipment

Property, plant and equipment consist of the following components:

(Millions of US dollars) Cost or valuation:	Land	Buildings	Machinery and Equipment	Construction in Progress1, [2]	Total

At 31 March 2012	$18.3	$210.5	$984.9	$50.9	$1,264.6

Additions	0.2	3.0	47.7	10.2	61.1

Disposals	-	-	(7.3)	-	(7.3)

Impairment	-	(3.5)	(33.6)	-	(37.1)

Exchange differences	-	0.2	3.0	-	3.2

At 31 March 2013	$18.5	$210.2	$994.7	$61.1	$1,284.5

Additions	11.7	18.9	39.8	54.8	125.2

Disposals	-	-	(2.2)	-	(2.2)

Exchange differences	-	(1.0)	(27.5)	-	(28.5)

At 31 March 2014	$30.2	$228.1	$1,004.8	$115.9	$1,379.0

Accumulated depreciation:

At 31 March 2012	$-	$(76.2)	$(513.7)	$-	$(589.9)

Charge for the year	-	(8.8)	(51.2)	-	(60.0)

Disposals	-	-	6.5	-	6.5

Impairment	-	-	20.2	-	20.2

Exchange differences	-	(0.2)	(1.6)	-	(1.8)

Other	-	-	(0.6)	-	(0.6)

At 31 March 2013	$-	$(85.2)	$(540.4)	$-	$(625.6)

Charge for the year	-	(9.1)	(52.2)	-	(61.3)

Disposals	-	-	1.5	-	1.5

Exchange differences	-	1.0	17.1	-	18.1

Other	-	-	(0.5)	-	(0.5)

At 31 March 2014	$-	$(93.3)	$(574.5)	$-	$(667.8)

Net book amount:

At 31 March 2013	$18.5	$125.0	$454.3	$61.1	$658.9

At 31 March 2014	$30.2	$134.8	$430.3	$115.9	$711.2

[1]	Construction in progress consists of plant expansions and upgrades.
[2]	Construction in progress balance is presented net of assets transferred into service.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Depreciation expense for the years ended 31 March 2014 and 2013 was US$61.3 million and US$60.0 million, respectively. Included in property, plant and equipment are restricted assets of AICF with a net book value of US$1.7 million and US$2.1 million as of 31 March 2014 and 2013, respectively.

Impairment of Long-Lived Assets

The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand. During the year ended 31 March 2014, there were no asset impairment charges recorded.

During the year ended 31 March 2013, the Company recorded asset impairment charges of US$16.9 million in the USA and Europe Fibre Cement segment. In addition, the Company made the decision that it would not re-open its Blandon, Pennsylvania plant. As a result the Company recorded impairment charges of US$4.4 million for buildings, land and manufacturing equipment at the Blandon plant. The remaining impairment charges of US$12.5 million included US$2.8 million related to redundant equipment that is no longer utilised to manufacture products and US$9.7 million related to manufacturing equipment that is in the process of being replaced by plant and equipment with enhanced capability in order to expand production capacity in anticipation of the continued recovery in the US housing market. The estimated fair value for the impaired property, plant and equipment was based on a discounted cash flow analysis that considered, to the extent practicable, a market participant’s expectations and assumptions and the impaired assets’ highest and best use.

During the year ended 31 March 2012, the Company recorded an asset impairment charge of US$14.3 million related to machinery and equipment no longer in service that was utilised to produce materials for certain of the Company’s products. The asset impairment charge was recorded in the USA and Europe Fibre Cement segment. The impaired assets were reduced to a net book value of nil, which was the estimated fair value based on a discounted cash flow analysis that considered, to the extent practicable, a market participant’s expectations and assumptions and the impaired assets’ highest and best use.

8.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2014	2013

Trade creditors	$94.0	$75.2
Other creditors and accruals	48.0	28.5

Total accounts payable and accrued liabilities	$142.0	$103.7

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

9.   Long-Term Debt

At 31 March 2014, the Company’s credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn

(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	-	$50.0	$-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	-	190.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	-	40.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	-	75.0	-

Total		$355.0	$-

At 31 March 2014, no amounts were drawn under the combined facilities. The weighted average interest rate on the Company’s total outstanding debt was nil at 31 March 2014 and 2013, and the weighted average term of all debt facilities is 2.4 years at 31 March 2014. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 12.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

At 31 March 2014, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortisation, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

Subsequent to 31 March 2014, the Company added term facilities totaling US$150.0 million; US$25.0 million of these facilities mature in April 2017, US$50.0 million mature in April 2019 and US$75.0 million mature in May 2019. The addition of the new credit facilities increased the total borrowing capacity to US$505.0 million.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

10.   Product Warranties

The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on a trend analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.

The following are the changes in the product warranty provision:

	Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

Balance at beginning of period	$27.1	$27.0	$26.2
Accruals for product warranties	14.0	12.1	13.1
Settlements made in cash or in kind	(9.7)	(12.0)	(12.3)

Balance at end of period	$31.4	$27.1	$27.0

11.   Asbestos

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. The accounting policies utilised by the Company to account for the AFFA are described in Note 2.

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

Change in estimates:
Change in actuarial estimate - asbestos liability	$(340.3)	$(163.0)	$(67.8)
Change in actuarial estimate - insurance receivable	31.2	27.9	49.8
Change in estimate - AICF claims-handling costs	0.9	5.9	8.4

Subtotal - Change in estimates	(308.2)	(129.2)	(9.6)

Recovery of Insurance Receivables	15.2	11.9	-
Gain (loss) on foreign currency exchange	97.2	0.2	(6.2)

Total Asbestos Adjustments	$(195.8)	$(117.1)	$(15.8)

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2014	2013

Asbestos liability – current	$(134.5)	$(135.0)
Asbestos liability – non-current	(1,571.7)	(1,558.7)

Asbestos liability - Total	(1,706.2)	(1,693.7)

Insurance receivable – current	28.0	22.2
Insurance receivable – non-current	198.1	209.4

Insurance receivable – Total	226.1	231.6

Workers’ compensation asset – current	4.3	0.9
Workers’ compensation asset – non-current	47.6	60.7
Workers’ compensation liability – current	(4.3)	(0.9)
Workers’ compensation liability – non-current	(47.6)	(60.7)

Workers’ compensation – Total	-	-

Loan facility	(47.0)	-
Other net liabilities	(0.8)	(1.6)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	60.3	133.5

Net AFFA liability	$(1,467.6)	$(1,330.2)

Deferred income taxes – current	16.5	18.6
Deferred income taxes – non-current	455.2	434.1

Deferred income taxes – Total	471.7	452.7

Income tax payable	16.7	25.9

Net Unfunded AFFA liability, net of tax	$(979.2)	$(851.6)

On 2 April 2012, in accordance with arrangements agreed with the NSW Government and AICF, the Company contributed US$138.7 million (A$132.3 million) to AICF. A further contribution of US$45.4 million (A$45.2 million) was contributed on 2 July 2012, in accordance with the terms of the AFFA. Total contributions for the year ended 31 March 2013 were US$184.1 million (A$177.5 million).

Restricted cash and cash equivalents at 31 March 2012 reflected the early contribution to AICF of US$138.7 million (A$132.3 million). The determination of any contribution to AICF in respect of the year ended 31 March 2013 will reverse the effect of the increase in the Company’s free cash flow resulting from the movement in restricted cash and cash equivalents to 31 March 2013 related to the early contribution. The Company’s adjusted free cash flow for these purposes is net cash used by operating activities for the year ended 31 March 2013 of US$29.4 million (A$28.2 million). In

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

accordance with the terms of the AFFA, and the arrangements agreed with the NSW Government and AICF for an early contribution based on the Company’s free cash flow for the year ended 31 March 2012, the Company did not make a contribution to AICF in respect of the year ended 31 March 2013.

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA; the asbestos liability has been recognised by reference to (but is not exclusively based upon) the most recent central estimate calculated by KPMG Actuarial, which is intended to reflect a probability-weighted expected outcome of projected future asbestos-related cash flows, which the Company reflects on an undiscounted and uninflated basis. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2014.

The changes in the asbestos liability for the year ended 31 March 2014 are detailed in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions

Asbestos liability – 31 March 2013	A$	(1,625.4)	0.9597	$(1,693.7)
Asbestos claims paid[1]		140.4	1.0716	131.0
AICF claims -handling costs incurred[1]		2.7	1.0716	2.5
Change in actuarial estimate[2]		(369.1)	1.0845	(340.3)
Change in claims handling cost estimate[2]		1.0	1.0845	0.9
Effect of foreign exchange				$193.4

Asbestos liability – 31 March 2014	A$	(1,850.4)	1.0845	$(1,706.2)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the year ended 31 March 2014 are detailed in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions

Insurance receivables – 31 March 2013	A$	222.3	0.9597	$231.6
Insurance recoveries[1]		(27.5)	1.0716	(25.7)
Recovery of Insurance Receivables[2]		16.5	1.0845	15.2
Change in actuarial estimate[2]		34.0	1.0845	31.2
Effect of foreign exchange				(26.2)

Insurance receivables – 31 March 2014	A$	245.3	1.0845	$226.1

Included in insurance receivable is US$2.6 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes - asbestos for the year ended 31 March 2014 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions

Deferred Tax Assets – 31 March 2013	A$ 434.4	0.9597	$452.7
Offset to Income Tax Payable[1]	(18.0)	1.0716	(16.8)
AICF Earnings[1]	(0.3)	1.0716	(0.3)
Impact of change in estimates[2]	95.3	1.0845	87.9
Effect of foreign exchange			(51.8)

Deferred tax asset – 31 March 2014	A$ 511.4	1.0845	$471.7

1            The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

2            The spot exchange rate at 31 March 2014 is used to convert the Australian dollar amount to US dollars as the adjustment was made on that date.

3            The weighted average spot exchange rates on the dates the transactions occurred are used to convert the Australian dollar amounts to US dollars as the adjustments were made on those dates.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2014 and 2013, this amount was US$16.8 million and US$25.6 million, respectively. During the year ended 31 March 2014, there was a US$3.9 million unfavourable effect of foreign currency exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$1.7 million and US$1.9 million at 31 March 2014 and 2013, respectively.

Also included in other net liabilities are the other assets and liabilities of AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net asset of US$0.9 million and US$0.3 million at 31 March 2014 and 2013, respectively. During the year ended 31 March 2014, there was US$0.2 million favourable effect of foreign currency exchange on these other assets and liabilities.

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The changes in restricted cash and short-term investments of AICF for the year ended 31 March 2014 are set forth in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions

Restricted cash assets – 31 March 2013	A$ 128.1	0.9597	$133.5
Asbestos claims paid[1]	(140.4)	1.0716	(131.0)
AICF operating costs paid - claims-handling[1]	(2.7)	1.0716	(2.5)
AICF operating costs paid - non claims-handling[1]	(2.3)	1.0716	(2.1)
Insurance recoveries[1]	27.5	1.0716	25.7
Interest and investment income[1]	3.1	1.0716	2.9
NSW loan - drawdowns[3]	25.3	1.1186	22.6
NSW loan - drawdowns[3]	25.3	1.0983	23.0
Interest Received[3]	0.9	1.0074	0.9
Other[1]	0.7	1.0716	0.7
Effect of foreign exchange			(13.4)

Restricted cash & investments – 31 March 2014	A$ 65.5	1.0845	$60.3

1            The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

2            The spot exchange rates on the date the transactions occurred are used to convert the Australian dollar amounts to US dollars.

3            The weighted average spot exchange rates on the dates the transactions occurred are used to convert the Australian dollar amounts to US dollars as the adjustments were made on those dates.

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2014. Based on KPMG Actuarial’s assumptions, KPMG Actuarial arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.

The following table sets forth the Central Estimates, net of insurance recoveries, calculated by KPMG Actuarial as of 31 March 2014:

	Year Ended 31 March 2014
(Millions of US and Australian dollars, respectively)	US$	A$

Central Estimate - Discounted & Inflated	$1,724.5	A$	1,870.2

Central Estimate - Undiscounted but Inflated	2,586.5		2,805.1

Central Estimate - Used by the Company	$1,426.1	A$	1,546.6

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2014. The Company has released the KPMGA actuarial report in its entirety on the Company’s Investor Relations website at http://www.ir.jameshardie.com.au.

In estimating the potential financial exposure, KPMG Actuarial made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2076, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.3 billion (US$1.2 billion) to A$3.0 billion (US$2.7 billion). The undiscounted (but inflated) estimates could be in a range of A$1.8 billion (US$1.7 billion) to A$5.0 billion (US$4.6 billion) as of 31 March 2014. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

During the 2014 fiscal year, mesothelioma claims reporting activity has been above actuarial expectations for the second consecutive year. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which was previously assumed to have occurred in 2010/2011. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, KPMG Actuarial has determined that if claims reporting does not begin to reduce until after 2018/19, the discounted central estimate could increase by approximately 22% (in addition to the 17% increase that has already been factored into the 31 March 2014 valuation). At 31 March 2014, KPMG Actuarial has formed the view that the higher claims reporting assumed in the short and medium term is not necessarily indicative of longer term impacts, as at this stage it is too early to form such a conclusion on the basis of one year’s experience.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Claims Data

AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2014	2013	2012	2011	2010

Number of open claims at beginning of period	462	592	564	529	534
Number of new claims	608	542	456	494	535
Number of closed claims	604	672	428	459	540
Number of open claims at end of period	466	462	592	564	529
Average settlement amount per settled claim	A$ 253,185	A$ 231,313	A$ 218,610	A$ 204,366	A$ 190,627
Average settlement amount per case closed	A$ 212,944	A$ 200,561	A$ 198,179	A$ 173,199	A$ 171,917

Average settlement amount per settled claim	US$ 236,268	US$ 238,615	US$ 228,361	US$ 193,090	US$ 162,250
Average settlement amount per case closed	US$ 198,716	US$ 206,892	US$ 207,019	US$ 163,642	US$ 146,325

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF (the “Approved Actuary”). The Company’s disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the Approved Actuary when making disclosures with respect to claims statistics.

AICF – NSW Government Secured Loan Facility

On 9 December 2010, AICF, Amaca, Amaba and ABN 60 (together, the “Obligors”) entered into the Facility with The State of New South Wales, Australia whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$295.1 million, based on the exchange rate at 31 March 2014). The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2014, the discounted value of insurance policies was A$214.3 million (US$197.6 million, based on the exchange rate at 31 March 2014).

At 31 March 2014, AICF had A$50.6 million (US$47.0 million, based on the exchange rate at 31 March 2014) outstanding on the Facility. The term of the Facility expires on 1 November 2030, at which time all amounts outstanding under the Facility become due and payable.

In accordance with the terms of the Facility, drawings under the Facility may only be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of the Obligors. The amount available to be drawn is subject to periodic review by NSW. The Facility is available to be drawn up to the tenth anniversary of signing and must be repaid on or by 1 November 2030.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Interest accrues daily on amounts outstanding. Interest is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to capitalise interest payable on amounts outstanding under the Facility on the date interest becomes due and payable. In addition, if AICF does not pay interest on a due date, it is taken to have elected to capitalise the interest.

NSW will borrow up to 50% of the amount made available under the Facility from the Commonwealth of Australia (“Commonwealth”).

To the extent that NSW’s source of funding the Facility is from the Commonwealth, the interest rate on the Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.

In summary, to the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.

Under the Facility, Amaca, Amaba and ABN 60 each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the Facility. Each Obligor has granted a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the Facility are paid, except as permitted under the terms of the security interest.

Under the terms of the Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.

The Obligors are subject to certain operating covenants under the Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, canceling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the Facility.

Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the Facility, breach of covenants, misrepresentation, cross default by an obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The term of the Facility expires on 1 November 2030. At that time, all amounts outstanding under the Facility become due and payable.

Because the Company consolidates AICF due to the Company’s pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by AICF under the Facility impact the Company’s consolidated financial position, results of operations and cash flows.

Any drawings, repayments, or payments of accrued interest under the Facility by AICF do not impact the Company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to AICF are based. James Hardie Industries plc and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

12.	Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

At 31 March 2014, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

Restricted short-term investments – Restricted short-term investments are held and managed by AICF and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on inputs that are observable in the market or can be derived principally from or corroborated by observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves and benchmark securities. Accordingly, restricted short-term investments are categorised as Level 2. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders’ equity.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change. As of 31 March 2014, no debt was outstanding under the Company’s existing credit facilities.

Derivatives and Hedging – The Company uses derivatives from time to time for risk management purposes and does not engage in speculative activity. A key risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies, as further described below. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including market related factors that impact the extent to which derivative instruments will achieve such risk management objectives of the Company.

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2014 and 2013.

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2014		31 March 2013
	31 March 2014	31 March 2013	Assets	Liabilities	Assets	Liabilities
Derivatives accounted for as hedges

Foreign currency forward contracts	$9.7	$-	$0.5	$-	$-	$-

Derivatives not accounted for as hedges

Foreign currency forward contracts	124.0	-	1.8	-	-	-

Interest rate swap contracts	125.0	25.0	-	0.5	-	1.3

Total	$258.7	$25.0	$2.3	$0.5	$-	$1.3

Interest Rate Swaps

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the consolidated statements of operations and comprehensive income in Other income. At 31 March 2014 and 2013, the Company had interest rate swap contracts with a total notional principal of US$125.0 million and US$25.0 million, respectively. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate.

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognised financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorised as Level 2.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

During the year ended 31 March 2014, the Company entered into three additional interest rate swap contracts with an aggregate notional principal of US$100.0 million. The first was entered into in October 2013 with a notional principal of US$50.0 million, term of 5 years, fixed interest rate of 2.0% and a forward start date of October 2014. The remaining two contracts were entered into in December 2013 with notional principal amounts of US$25.0 million and US$25.0 million, terms of 6 years and 4 years, fixed interest rates of 2.3% and 1.5%, respectively, and a forward start date of July 2014.

At 31 March 2014, the weighted average fixed interest rate of these contracts is 2.1% and the weighted average remaining life is 4.5 years. These contracts have a fair value of US$0.5 million and US$1.3 million at 31 March 2014 and 2013, respectively, which is included in Accounts payable. For the years ended 31 March 2014 and 2013, the Company included in Other income an unrealised gain of US$0.8 million and US$1.8 million, respectively, on interest rate swap contracts. Included in interest expense is a realised loss on interest rate swap contracts of US$0.6 million and US$2.1 million for the years ended 31 March 2014 and 2013, respectively.

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts and enters into hedging relationships from time to time in order to mitigate exposure to foreign currency fluctuations. When achievable, these instruments are designated as hedges and treated as a cash flow hedging arrangement for accounting purposes. In September 2013, the Company entered into foreign currency forward contracts designated as hedges in order to mitigate exposure associated with the anticipated purchases of production assets denominated in a foreign currency in a future period.

For foreign currency forward contracts that are designated as a cash flow hedging arrangement, the effective portion of the change in fair value of the contract is reported as a component of shareholders’ equity within Accumulated other  comprehensive income on the consolidated balance sheet and reclassified into earnings contemporaneously and in the same caption with the earnings effect of the hedged transaction. For cash flow hedges, the amount of ineffectiveness in the hedging relationship and amount of the changes in fair value of the foreign currency forward contracts that are not included in the measurement of ineffectiveness are both reflected in earnings each reporting period within Other income. For foreign currency forward contracts not designated as a hedge, changes in the fair value of foreign currency forward contracts are reflected in earnings within Other income at each measurement date.

The estimated fair value associated with these contracts was US$0.5 million at 31 March 2014. In addition, the cumulative unrealised gains arising from changes in the fair value of foreign currency forward contacts designated as a cash flow hedging arrangement was US$0.9 million as of 31 March 2014, which were classified within Accumulated  other  comprehensive income. There were no amounts reclassified from Accumulated other comprehensive income into earnings for the fiscal year ended 31 March 2014. The maximum term of foreign currency forward contracts that hedged forecasted transactions was 1.1 years at 31 March 2014. There were no significant gains or losses reclassified into earnings as a result of a discontinuance of a cash flow hedge resulting from an unfavourable change in probability of a forecasted transaction occurring. Further, the amount of deferred gains or losses to be reclassified into earnings within the next 12 months is not expected to be significant. The fair value of these contracts is included in Other assets at 31 March 2014.

In addition, the Company has entered into foreign currency forward contracts that are not designated as a cash flow hedging arrangements. For the years ended 31 March 2014 and 2013, the Company included in Other income the cumulative unrealised gains arising from changes in the fair value of these contracts of US$1.8 million and nil, respectively. The maximum term of foreign currency forward contracts that are not designated as hedges was 1.1 years at 31 March 2014.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The Company’s foreign currency forward contracts are valued using models that maximise the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorised as Level 2 within the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2014 according to the valuation techniques the Company used to determine their fair values.

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
(Millions of US dollars)	31 March 2014	Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$167.5	$167.5	$-	$-
Restricted cash and cash equivalents	65.2	65.2	-	-
Restricted short-term investments	0.1	-	0.1	-
Forward contracts included in Other Assets	2.3	-	2.3	-

Total Assets	$235.1	$232.7	$2.4	$-

Interest rate swap contracts included in Accounts Payable	0.5	$-	$0.5	$-

Total Liabilities	$0.5	$-	$0.5	$-

13.	Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand product liability claims as described in these financial statements.

New Zealand Product Liability

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been and continue to be joined in a number of product liability claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The product liability claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The Company recognises a liability for both asserted and unasserted New Zealand product liability claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries in instances that involve co-defendants in defending the claim and the extent to which the co-defendants and the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

Historically, the Company’s New Zealand subsidiaries have been joined to these product liability claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a significant portion of the costs incurred in resolving such claims.

The Company has established a provision for asserted and unasserted New Zealand product liability claims within the current portion of Other liabilities, with a corresponding estimated receivable for third-party recoveries being recognised within Accounts and other receivables. At 31 March 2014 and 31 March 2013, the amount of the provision for New Zealand product liability claims, net of estimated third-party recoveries, was US$12.7 million and US$15.2 million, respectively.

The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2014. Accordingly, due to the inherent uncertainties associated with estimating the amount of loss incurred for these matters, as discussed above, and based on information presently available, the Company believes it is possible that the ultimate resolution of these matters collectively could result in an additional loss of up to approximately US$3.6 million in excess of the amount already accrued, net of estimated third-party recoveries, at 31 March 2014.

Recently, the New Zealand High Court delivered a judgment holding that the ten year longstop under the Building Act did not apply to product liability lawsuits against building materials manufacturers. The Court’s judgment has the potential to extend the time period in which claimants can pursue a limited type of claim against such parties for up to an additional five years. The Company has historically been successful in resolving such claims for de minimis amounts and as such does not expect the judgment to materially alter the provision for asserted and unasserted New Zealand product liability claims recorded on the Company’s 31 March 2014 Consolidated Financial Statements.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

New Zealand Ministry of Education Representative Action

On 16 April 2013, the New Zealand Ministry of Education and other related plaintiffs (the “MOE”) initiated a ‘representative action’ in the New Zealand High Court against four building material manufacturers, including two of the Company’s New Zealand subsidiaries, in relation to several thousand New Zealand school buildings. The MOE alleged that the cladding systems used on school buildings were defective and asserted claims of negligence, negligent misstatement, negligent failure to warn and breach of both the New Zealand Consumer Guarantees Act 1993 and Fair Trading Act 1986. On 23 December 2013, the Company finalised a commercial settlement with the MOE in relation to these claims, the specific details of which the parties agreed to keep confidential. As part of the settlement, the MOE agreed to discontinue the claims made against the Company’s two New Zealand subsidiaries. The settlement did not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2014:

Years ending 31 March (Millions of US dollars):

2015	$20.9
2016	17.7
2017	7.7
2018	6.3
2019	5.6
Thereafter	10.3

Total	$68.5

Rental expense amounted to US$18.0 million, US$20.6 million and US$19.6 million for the years ended 31 March 2014, 2013 and 2012, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognised as liabilities and generally payable within one year, were nil at 31 March 2014.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

14.	Income Taxes

Income tax benefit (expense) includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax benefit (expense) consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

Income from operations before income taxes:
Domestic	$141.6	$110.6	$97.1
Foreign	(87.0)	(76.9)	54.0

Total income before income taxes	$54.6	$33.7	$151.1

Income tax benefit (expense):
Current:
Domestic	$(8.9)	$(5.3)	$(2.5)
Foreign	44.6	(14.7)	454.3

Current income tax benefit (expense)	35.7	(20.0)	451.8

Deferred:
Domestic	(3.3)	0.7	(4.2)
Foreign	12.5	31.1	5.6

Deferred income tax benefit	9.2	31.8	1.4

Total income tax benefit	$44.9	$11.8	$453.2

Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Income tax benefit (expense) is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

Income tax benefit (expense) at statutory tax rates	$6.2	$8.8	$(28.4)
US state income taxes, net of the federal benefit	(1.8)	(0.1)	(0.8)
Asbestos - effect of foreign exchange	30.2	(0.3)	(1.9)
Expenses not deductible	(2.1)	(2.0)	(0.7)
Non-assessable items	0.6	1.8	0.4
Repatriation of foreign earnings	-	2.7	(0.1)
Amortisation of intangibles	1.7	2.0	1.7
Taxes on foreign income	(2.9)	(1.6)	2.6
Tax assessment in dispute	10.7	-	478.4
Other items	2.3	0.5	2.0

Total income tax benefit	$44.9	$11.8	$453.2

Effective tax rate	(82.2%)	(35.0%)	(299.9%)

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2014	2013

Deferred tax assets:
Asbestos liability	$471.8	$452.7
Other provisions and accruals	52.5	56.5
Net operating loss carryforwards	12.8	18.9
Foreign tax credit carryforwards	135.4	123.9
Capital loss carryforwards	-	34.5

Total deferred tax assets	672.5	686.5
Valuation allowance	(142.4)	(165.1)

Total deferred tax assets, net of valuation allowance	530.1	521.4

Deferred tax liabilities:
Depreciable and amortisable assets	(111.2)	(110.8)
Other	(6.9)	(7.8)

Total deferred tax liabilities	(118.1)	(118.6)

Net deferred tax assets	$412.0	$402.8

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised.

At 31 March 2014, the Company had European tax loss carry-forwards of approximately US$7.0 million that are available to offset future taxable income, of which US$5.6 million will never expire. Carry-forwards of US$1.4 million will expire in fiscal years 2016 through 2022. At 31 March 2014, the Company had a 100% valuation allowance against the European tax loss carry-forwards.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The Company determined that US$34.5 million of the Australian deferred tax assets which had a 100% valuation allowance at 31 March 2013 were unlikely to be realised and had effectively expired. The deferred tax asset and the related valuation allowance were written off and had no impact to the consolidated statement of operations during the year ended 31 March 2014.

At 31 March 2014, the Company had foreign tax credit carry-forwards of US$135.4 million that are available to offset future taxes payable. At 31 March 2014, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realisation of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realise its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2014. In the future, based on review of the empirical evidence by management at that time, if management determines that realisation of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realisable value.

At 31 March 2014, the undistributed earnings of non-Irish subsidiaries approximated US$675.3 million. The Company intends to indefinitely reinvest its undistributed earnings of the majority of its subsidiaries owned by its US subsidiary and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to these undistributed earnings is impracticable to determine at this time.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2014, 2013 and 2012, the Company recorded an income tax benefit of US$0.3 million, income tax expense of US$0.2 million and US$0.5 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions.

Taxing authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. The Company accrues income tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

(US$ millions)	Unrecognised tax benefits	Interest and Penalties

Balance at 31 March 2011	$185.5	$196.3

Additions for tax positions of the current year	0.2	-
Additions for tax positions of prior year	-	6.1
Settlements paid during the current period	(184.4)	(208.9)
Other reductions for the tax positions of prior periods	(5.2)	-
Foreign currency translation adjustment	6.5	7.4

Balance at 31 March 2012	$2.6	$0.9

Additions for tax positions of the current year	0.1	-
Additions for tax positions of prior year	2.6	(0.1)
Expiration of statute of limitations	(2.8)	(0.7)
Other reductions for the tax positions of prior periods	(1.0)	-

Balance at 31 March 2013	$1.5	$0.1

Additions for tax positions of the current year	0.1	-
Additions for tax positions of prior year	0.1	-
Settlements paid during the current period	(1.2)	-
Other reductions for the tax positions of prior periods	-	(0.1)

Balance at 31 March 2014	$0.5	$-

As of 31 March 2014, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognised tax benefits that, if recognised, would affect the tax expense is US$0.5 million and nil, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the year ended 31 March 2014, income of US$0.1 million relating to interest and penalties was recognised within income tax expense arising from movements in unrecognised tax benefits. During the year ended 31 March 2013, the total amount of interest and penalties recognised in income tax expense was US$0.8 million.

The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet.

A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Interest Payments from ATO

During the fourth quarter ended 31 March 2012, the ATO provided a refund of US$396.3 million to RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, resulting from RCI’s successful appeal of a disputed amended tax assessment related to RCI’s income tax return for its 1999 fiscal year. The facts and circumstances relating to RCI’s successful appeal of the disputed amended tax assessment were fully disclosed in the notes to the Company’s Consolidated Financial Statements as of and for the year ended 31 March 2012.

On 4 November 2013, the ATO notified RCI that RCI was entitled to a final additional amount of interest of A$17.3 million (US$15.4 million) in respect of amounts paid by RCI to the ATO while the appeal of the disputed amended tax assessment was in process. This final amount of interest was received from the ATO on 7 January 2014. As the receipt of this interest from the ATO relates to RCI’s successful appeal of its disputed amended tax assessment, the additional interest, net of tax, is included in Income tax benefit in the Company’s Consolidated Statements of Operations and Comprehensive Income for the year ended 31 March 2014.

15.	Stock-Based Compensation

The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$13.0 million, US$10.8 million and US$11.1 million for the years ended 31 March 2014, 2013 and 2012, respectively. Compensation expense arising from equity-based award grants, as estimated using pricing models, was US$8.5 million, US$7.0 million and US$7.8 million for the years ended 31 March 2014, 2013 and 2012, respectively. Included in stock-based compensation expense for the years ended 31 March 2014, 2013 and 2012 is US$4.5 million, US$3.8 million and US$3.3 million, respectively, related to liability-classified awards. As of 31 March 2014, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$12.3 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.6 years.

JHI plc 2001 Equity Incentive Plan

Under the JHI plc 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by the Company’s shareholders in 2011. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

Under the 2001 Equity Incentive Plan, grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI plc. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Under the 2001 Equity Incentive Plan, the Company granted 315,749 and 265,988 restricted stock units to its employees in the years ended 31 March 2014 and 2013, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which include requirements of continued employment. At 31 March 2014, there were 608,215 restricted stock units outstanding under this plan.

Long-Term Incentive Plan

At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a LTIP to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to Executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP. The LTIP was re-approved by the Company’s shareholders in 2012.

As of 31 March 2014, the Company had granted 8,216,899 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.

In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to Executives, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company.

At 31 March 2014, there were 101,000 options and 3,275,703 restricted stock units outstanding under the LTIP.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The following table summarises the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Equity Incentive Plan at 31 March 2014, 2013 and 2012:

Shares Available for Grant
Balance at 31 March 2012	25,695,988

Granted	(1,415,605)
Forfeitures available for re-grant	223,400

Balance at 31 March 2013	24,503,783

Granted	(1,266,656)

Balance at 31 March 2014	23,237,127

Stock Options

There were no stock options granted during the years ended 31 March 2014 and 2013. The following table summarises the Company’s stock options activity during the noted period:

	Outstanding Options
	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2012	9,085,140	7.59

Exercised	(3,622,106)	7.01
Forfeited	(306,898)	8.56

Balance at 31 March 2013	5,156,136	7.94

Exercised	(4,056,860)	7.89

Balance at 31 March 2014	1,099,276	8.11

The total intrinsic value of stock options exercised was A$13.8 million, A$7.2 million and A$2.0 million for the years ended 31 March 2014, 2013 and 2012, respectively.

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$5.6 million, US$3.5 million and nil for the years ended 31 March 2014, 2013 and 2012, respectively.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The following table summarises outstanding and exercisable options under both the 2001 Equity Incentive Plan and the LTIP as of 31 March 2014:

	Options Outstanding				Options Exercisable

Exercise Price (A$)	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)	Number	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)

5.99	47,500	0.7	5.99	$396,150	47,500	5.99	$396,150
6.38	200,896	3.7	6.38	1,597,123	200,896	6.38	1,597,123
8.40	337,880	2.6	8.40	2,003,628	337,880	8.40	2,003,628
8.40	101,000	2.6	8.40	598,930	101,000	8.40	598,930
8.90	394,900	1.7	8.90	2,144,307	394,900	8.90	2,144,307
8.90	17,100	1.7	8.90	92,853	17,100	8.90	92,853

Total	1,099,276			$6,832,991	1,099,276		$6,832,991

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$14.33 as of 31 March 2014, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock

The Company estimates the fair value of restricted stock units on the date of grant and recognises this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarises the Company’s restricted stock activity during the noted period:

	Shares	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2012	3,677,511	5.59

Granted	1,415,605	7.74
Vested	(846,415)	7.21
Forfeited	(242,333)	5.81

Non-vested at 31 March 2013	4,004,368	5.99

Granted	1,266,656	9.11
Vested	(1,227,372)	5.42
Forfeited	(159,734)	6.38

Non-vested at 31 March 2014	3,883,918	7.17

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Restricted Stock – service vesting

On 16 September 2013 and 9 December 2013, 56,128 and 259,621, respectively, restricted stock units (service vesting) were granted to employees under the 2001 Equity Incentive Plan. On 7 December 2012, the Company granted 265,988 restricted stock units (service vesting) to employees under the 2001 Equity Incentive Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.

On 9 December 2013 and 24 January 2014, 253,741 and 5,231, respectively, restricted stock units (service vesting) that were previously granted as part of the 2001 Equity Incentive Plan became fully vested and the underlying common stock was issued. On 7 December 2012, 240,645 restricted stock units (service vesting) that were previously granted as part of the 2001 Equity Incentive Plan became fully vested and the underlying common stock was issued.

Restricted Stock – performance vesting

The Company granted 461,019 and 450,336 restricted stock units with a performance vesting condition under the 2006 Long Term Incentive Plan (“LTIP”) to senior executives and managers of the Company on 16 September 2013 and 14 September 2012, respectively. The vesting of the restricted stock units is deferred for three years and is subject to a Return on Capital Employed (“ROCE”) performance hurdle being met. The vesting of the restricted stock units is also subject to limited discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives.

The Company granted 266,627 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 7 June 2012. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is subject to the Board’s exercise of negative discretion.

When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the performance conditions are applied at the vesting date.

On 7 June 2013, 61,363 restricted stock units (performance vesting) that were granted on 7 June 2011 as part of the FY2011 long-term incentive award became fully vested and the underlying common stock was issued.

On 7 June 2012, 592,442 restricted stock units (performance vesting) that were granted on 7 June 2010 as part of the FY2001 long-term incentive award became fully vested and the underlying common stock was issued.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 489,888 and 432,654 restricted stock units (market condition) to senior executives and managers of the Company on 16 September 2013 and 14 September 2012, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the year ended 31 March 2014 and 2013, respectively:

	FY14	FY13
Date of grant	16 Sep 2013	14 Sep 2012
Dividend yield (per annum)	3.0%	1.5%
Expected volatility	43.3%	52.2%
Risk free interest rate	1.4%	0.7%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	10.17	8.95
Number of restricted stock units	489,888	432,654

On 17 March 2014, 907,037 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.

Scorecard LTI – cash settled units

Under the terms of the LTIP, the Company granted awards equivalent to 518,647 and 506,627 Scorecard LTI units on 16 September 2013 and 14 September 2012, respectively. These awards provide recipients a cash incentive based on JHI plc’s common stock price on the vesting date and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognised ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

On 29 June 2013, 324,027 of the 821,459 Scorecard LTI units that were previously granted on 29 June 2010 as part of the FY2011 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock price on the vesting date.

On 21 June 2012, 501,556 of the 1,083,021 Scorecard LTI units that were previously granted on 21 June 2009 as part of the FY2010 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock price on the vesting date.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

16.	Capital Management and Dividends

The following table summarises the dividends declared during the year ended 31 March 2014 and 2013:

(Millions of US dollars)	US Cents/Security	US$ Total Amount	Announcement Date	Record Date	Payment Date

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014

FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013

FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

FY 2013 first half dividend	0.05	22.1	15 November 2012	18 December 2012	25 January 2013

FY 2012 second half dividend	0.38	166.4	21 May 2012	29 June 2012	23 July 2012

Subsequent to 31 March 2014, the Company announced an ordinary dividend of US32.0 cents per security and a special dividend of US20.0 cents per security, both with a record date of 12 June 2014 and payment date of 8 August 2014.

During the year ended 31 March 2014, the Company acquired approximately 1.9 million shares of its common stock under a share repurchase program announced on 23 May 2013 to acquire up to 5% of its issued capital during the subsequent twelve month period. The acquired shares had an aggregate cost of US$22.1 million (A$24.5 million) and the average price paid per share of common stock was US$11.64 (A$12.92). The US dollar amount was determined using the weighted average spot exchange rates for the days on which shares were acquired. All acquired shares were officially cancelled prior to 31 March 2014. In addition, no securities were bought back during the year ended 31 March 2013 under the May 2012 announced share buyback program.

Subsequent to 31 March 2014, the Company acquired an additional 715,000 shares of its common stock, with an aggregate cost of A$9.8 million (US$9.1 million), at an average market price of A$13.69 (US$12.73).

17.	Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1] Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

USA & Europe Fibre Cement	$1,127.6	$951.4	$862.0
Asia Pacific Fibre Cement	366.2	369.9	375.5

Worldwide total	$1,493.8	$1,321.3	$1,237.5

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

USA & Europe Fibre Cement2, [3]	$237.0	$145.6	$148.4
Asia Pacific Fibre Cement2, [8]	81.1	61.7	80.3
Research and Development[2]	(24.4)	(26.0)	(20.7)

Segments total	293.7	181.3	208.0
General Corporate[4]	(240.6)	(151.8)	(52.5)

Total operating income	53.1	29.5	155.5
Net interest expense[5]	(1.1)	2.4	(7.4)
Other income	2.6	1.8	3.0

Worldwide total	$54.6	$33.7	$151.1

		Total Identifiable Assets 31 March
(Millions of US dollars)		2014	2013

USA & Europe Fibre Cement		$782.6	$730.6
Asia Pacific Fibre Cement		237.6	230.7
Research and Development		19.7	20.9

Segments total		1,039.9	982.2
General Corporate6, [7]		1,066.6	1,131.0

Worldwide total		$2,106.5	$2,113.2

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

	Net Sales to Customers[1]
	Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

USA	$1,094.6	$923.8	$833.9
Australia	259.2	272.0	282.4
New Zealand	63.0	56.1	54.4
Other Countries	77.0	69.4	66.8

Worldwide total	$1,493.8	$1,321.3	$1,237.5

		Total Identifiable Assets
		31 March
(Millions of US dollars)		2014	2013

USA		$785.8	$739.8
Australia		176.3	156.3
New Zealand		29.4	39.8
Other Countries		48.4	46.3

Segments total		1,039.9	982.2
General Corporate6, [7]		1,066.6	1,131.0

Worldwide total		$2,106.5	$2,113.2

1            Export sales and inter-segmental sales are not significant.

2            Research and development costs of US$9.6 million, US$11.9 million and US$10.1 million in fiscal years 2014, 2013 and 2012, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.3 million, US$1.7 million and US$1.6 million in fiscal years 2014, 2013 and 2012, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$22.2 million, US$23.6 million and US$18.7 million in fiscal years 2014, 2013 and 2012, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$2.2 million, US$2.4 million and US$2.0 million in fiscal years 2014, 2013 and 2012, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$33.1 million, US$37.2 million and US$30.4 million for the years ended 31 March 2014, 2013 and 2012, respectively.

3            Included in the USA and Europe Fibre Cement segment for the years ended 31 March 2014, 2013 and 2012 are asset impairment charges of nil, US$16.9 million and US$14.3 million, respectively. See Note 7 for further information.

4            The principal components of the General Corporate segment are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Included in the General Corporate segment for the year

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

ended 31 March 2014 are unfavourable asbestos adjustments of US$195.8 million and AICF SG&A expenses of US$2.1 million. Included in the General Corporate segment for the year ended 31 March 2013 are unfavourable asbestos adjustments of US$117.1 million, AICF SG&A expenses of US$1.7 million and ASIC expenses of US$2.6 million. Included in the General Corporate segment for the year ended 31 March 2012 are unfavourable asbestos adjustments of US$15.8 million, AICF SG&A expenses of US$2.8 million and ASIC expenses of US$1.1 million.

5            The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of US$2.9 million, US$7.0 million and US$3.3 million in fiscal years 2014, 2013 and 2012, respectively. See Note 11 for more information.

6            The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in the General Corporate segment.

7            Asbestos-related assets at 31 March 2014 and 2013 are US$812.4 million and US$882.8 million, respectively, and are included in the General Corporate segment.

8            Included in the Asia Pacific Fibre Cement segment for the years ended 31 March 2014, 2013 and 2012 are expenses related to the legacy New Zealand product liability claims of US$1.7 million, US$13.2 million and US$5.4 million, respectively. See Note 13 for more information.

Concentrations of Risk

The distribution channels for the Company’s fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

The Company has two major customers that individually account for over 10% of the Company’s net sales in one or all of the past three fiscal years.

These two customers’ accounts receivable represented 14% and 22% of the Company’s trade accounts receivable at 31 March 2014 and 2013, respectively. The following are gross sales generated by these two customers, which are all from the USA and Europe Fibre Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2014		2013		2012

		%		%		%
Customer A	$174.2	11.7%	$223.0	16.9%	$207.4	16.8%
Customer B	139.6	9.3%	137.7	10.4%	135.7	11.0%

	$313.8		$360.7		$343.1

Approximately 27% and 30% of the Company’s net sales in fiscal year 2014 and 2013, respectively, were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

18.	Reclassifications Out of Accumulated Other Comprehensive Income (Loss)

During the year ended 31 March 2014, there were no reclassifications out of Accumulated other comprehensive income:

(Millions of US dollars)	Pension and Post-Retirement Benefit Adjustment	Unrealised Gain (Loss) on Investments	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total

Balance at 31 March 2013	$(0.3)	$-	$-	$47.7	$47.4

Other comprehensive loss before reclassifications	-	-	-	(15.2)	$(15.2)

Cash flow hedges	-	-	0.9	-	0.9

Net current-period other comprehensive loss	-	-	0.9	(15.2)	(14.3)

Balance at 31 March 2014	$(0.3)	$-	$0.9	$32.5	$33.1

19.	Acquisitions

On 13 December 2013, the Company acquired the assets of a US business engaged in the research, development and manufacturing of fibreglass windows. The Company paid cash consideration of US$4.1 million and assumed debt of US$2.2 million, which has been classified in the current and non-current portion of Other liabilities and is consolidated within the USA and Europe Fibre Cement segment.